                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
      For the fiscal year ended December 31, 2000.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
      For the transition period from ____ to _____
      Commission file number___________

   Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        GREAT LAKES CHEMICAL CORPORATION
                           SUPPLEMENTAL SAVINGS PLAN
                           ONE GREAT LAKES BOULEVARD
                                 P.O. BOX 2200
                           WEST LAFAYETTE, IN  47906

   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                        Great Lakes Chemical Corporation
                          500 East 96th St., Suite 500
                             Indianapolis, IN 46240

                      ANNUAL REPORT ON FORM 11-K - ITEM (a)
                          LIST OF FINANCIAL STATEMENTS
                                   EXHIBIT 23
           GREAT LAKES CHEMICAL CORPORATION SUPPLEMENTAL SAVINGS PLAN
                           December 31, 2000 and 1999
                            WEST LAFAYETTE, INDIANA

Form 11-K - ITEM (a)


GREAT LAKES CHEMICAL CORPORATION SUPPLEMENTAL SAVINGS PLAN

FINANCIAL STATEMENTS


The following financial statements and schedules of the Plan are submitted herewith:

         Statements of Financial Condition
            December 31, 2000 and 1999
         Statements of Income and Changes in Plan Equity
            Years Ended December 31, 2000, 1999 and 1998
         Notes to Financial Statements

         Schedules - Schedules I, II, and III for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission have been omitted for the reason that they are not required or are not applicable, or the required information is shown in the financial statements or notes thereto.

                         Report of Independent Auditors

Plan Administrator
Great Lakes Chemical Corporation Supplemental Savings Plan

We have audited the accompanying statements of financial condition of Great Lakes Chemical Corporation Supplemental Savings Plan as of December 31, 2000 and 1999 and the related statements of income and changes in plan equity for the three years ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan at December 31, 2000 and 1999 and the income and changes in plan equity for the three years ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The Fund Information in the statements of financial condition and the statements of income and changes in plan equity is presented for purposes of additional analysis rather than to present the financial condition and the changes in plan equity for each fund. The Fund Information has been subjected to the audit procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


/s/ ERNST & YOUNG LLP

March 9, 2001

                        Great Lakes Chemical Corporation
                            Supplemental Savings Plan

                        Statement of Financial Condition


                                                                 DECEMBER 31, 2000 FUND INFORMATION
                                       --------------------------------------------------------------------------------------
                                       GREAT LAKES
                                        CHEMICAL
                                       CORPORATION       VANGUARD       VANGUARD        VANGUARD        WELLESLEY     VMMR
                                         COMMON           WINDSOR       EXPLORER      INTERNATIONAL      INCOME      PRIME
                                         STOCK             FUND           FUND         GROWTH FUND        FUND        FUND
                                       --------------------------------------------------------------------------------------
ASSETS
Investments, at fair market value:
    Common stock (cost: $461,454)       $473,564        $        -       $      -      $      -         $      -    $      -
    Registered Investment Companies
       (cost: $4,280,060)                     -            999,702        504,789        226,915         300,838     307,329
Contributions receivable:
    Employee                               6,384            15,623         11,688          8,138           6,348       5,564
    Employer                              13,062                 -              -              -               -           -
                                       --------------------------------------------------------------------------------------
Plan Equity                             $493,010        $1,015,325       $516,477      $ 235,053        $307,186    $312,893
                                       ======================================================================================

                                                                 DECEMBER 31, 2000 FUND INFORMATION
                                       --------------------------------------------------------------------------------------
                                                           VANGUARD     VANGUARD                   VANGUARD
                                           VANGUARD       TOTAL BOND     EXTEND      VANGUARD        U.S.
                                           INDEX 500        MARKET      MKT INDEX   SMALL-CAP       GROWTH
                                             FUND            FUND          FUND     INDEX FUND       FUND        TOTAL
                                       --------------------------------------------------------------------------------------
ASSETS
Investments, at fair market value:
    Common stock (cost: $461,454)         $        -       $      -      $     -      $     -      $      -   $   473,564
    Registered Investment Companies
       (cost: $4,280,060)                  1,840,885         81,507        7,742        4,336        75,101   $ 4,349,144
Contributions receivable:
    Employee                                  34,096          2,656          902          719         5,495   $    97,613
    Employer                                       -              -            -            -             -   $    13,062
                                       ---------------------------------------------------------------------------------------
Plan Equity                               $1,874,981       $ 84,163      $ 8,644      $ 5,055      $ 80,596   $ 4,933,383
                                       =======================================================================================

See accompanying Notes to Financial Statements.

                        Great Lakes Chemical Corporation
                           Supplemental Savings Plan

                        Statement of Financial Condition



                                                                 DECEMBER 31, 1999 FUND INFORMATION
                                           ---------------------------------------------------------------------------------
                                           GREAT LAKES                               VANGUARD
                                            CHEMICAL        VANGUARD   VANGUARD    INTERNATIONAL       WELLESLEY    VMMR
                                           CORPORATION       WINDSOR   EXPLORER       GROWTH            INCOME      PRIME
                                           COMMON STOCK       FUND       FUND          FUND              FUND        FUND
                                           ---------------------------------------------------------------------------------
ASSETS
Investments, at fair market value:
    Common stock (cost: $378,825)          $ 349,509        $      -   $     -       $      -          $      -   $      -
    Registered Investment Companies
      (cost: $2,933,753)                           -         785,041    324,867        76,735           222,550    245,661
Contributions receivable:
    Employee                                   9,779          14,643      4,838         4,773             6,758      8,192
    Employer                                  10,305               -          -             -                 -          -
                                           ---------------------------------------------------------------------------------
Plan Equity                                $ 369,593        $799,684   $329,705      $ 81,508          $229,308   $253,853
                                           =================================================================================

                                                DECEMBER 31, 1999 FUND INFORMATION
                                          -----------------------------------------------
                                                             VANGUARD
                                             VANGUARD       TOTAL BOND
                                             INDEX 50         MARKET
                                               FUND            FUND               TOTAL
                                          -----------------------------------------------
ASSETS
Investments, at fair market value:
    Common stock (cost: $378,825)          $         -       $      -          $  349,509
    Registered Investment Companies
      (cost: $2,933,753)                     1,624,251         58,646           3,337,751
Contributions receivable:
    Employee                                    33,863          3,181              86,027
    Employer                                         -              -              10,305
                                          -----------------------------------------------
Plan Equity                                $ 1,658,114       $ 61,827          $3,783,592
                                          ===============================================

See accompanying Notes to Financial Statements.

                        Great Lakes Chemical Corporation
                            Supplemental Savings Plan

                 Statement of Income and Changes in Plan Equity


                                                                     DECEMBER 31, 2000 FUND INFORMATION
                                                 --------------------------------------------------------------------------------
                                                 GREAT LAKES
                                                  CHEMICAL       VANGUARD      VANGUARD     VANGUARD       WELLESLEY      VMMR
                                                 CORPORATION     WINDSOR       EXPLORER   INTERNATIONAL      INCOME      PRIME
                                                 COMMON STOCK      FUND          FUND      GROWTH FUND        FUND        FUND
                                                 --------------------------------------------------------------------------------
Additions:
    Employee voluntary contributions             $122,472       $  204,724     $130,085     $ 97,922        $ 90,610     $102,625
    Employer contributions                         97,982               --           --           --              --           --
    Investment income:
        Dividends, interest and capital gains       3,749          120,829       95,365       16,846          19,865       17,302
        Net realized gain (loss)                  (30,797)         (21,845)      12,883       (1,420)         (5,499)          --
        Net unrealized apprec. (deprec.)           41,426           34,334      (84,254)     (37,681)         26,732           --
                                                 --------------------------------------------------------------------------------
                                                  234,832          338,042      154,079       75,667         131,708      119,927
Deductions:
    Withdrawals                                    54,823           34,250       10,075        4,905           9,626        4,170

Interfund transfers                                (7,154)         (71,032)      52,307       82,783         (42,074)      37,495
Transfers to affiliated plan                       49,438           17,119        9,539           --           2,130       94,212
                                                 --------------------------------------------------------------------------------
Net increase in plan equity                       123,417          215,641      186,772      153,545          77,878       59,040
Plan equity at the beginning
    of the year                                   369,593          799,684      329,705       81,508         229,308      253,853
                                                 --------------------------------------------------------------------------------
Plan equity at the end
    of the year                                  $493,010       $1,015,325     $516,477     $235,053        $307,186     $312,893
                                                 ================================================================================

                                                                DECEMBER 31, 2000 FUND INFORMATION
                                                --------------------------------------------------------------------------------
                                                                VANGUARD    VANGUARD      VANGUARD     VANGUARD
                                                 VANGUARD      TOTAL BOND    EXTEND       SMALL-CAP       U.S.
                                                 INDEX 500       MARKET     MKT INDEX      INDEX        GROWTH
                                                   FUND           FUND        FUND          FUND         FUND          TOTAL
                                                --------------------------------------------------------------------------------
Additions:
    Employee voluntary contributions              $  553,428     $39,880     $ 7,131       $5,091       $ 25,414     $ 1,379,382
    Employer contributions                                --          --          --           --             --     $    97,982
    Investment income:
        Dividends, interest and capital gains         18,446       4,987         909          584         16,120     $   315,002
        Net realized gain (loss)                      50,360      (1,153)         --           --           (562)    $     1,967
        Net unrealized apprec. (deprec.)            (235,560)      4,260      (2,312)        (728)       (39,704)    $  (293,487)
                                                 --------------------------------------------------------------------------------
                                                     386,674      47,974       5,728        4,947          1,268       1,500,846
Deductions:
    Withdrawals                                       14,274       7,530          --           --             --         139,653

Interfund transfers                                 (116,569)    (18,108)      2,916          108         79,328              --
Transfers to affiliated plan                          38,964          --          --           --             --         211,402
                                                 --------------------------------------------------------------------------------
Net increase in plan equity                          216,867      22,336       8,644        5,055         80,596       1,149,791
Plan equity at the beginning
    of the year                                    1,658,114      61,827          --           --             --       3,783,592
                                                 --------------------------------------------------------------------------------
Plan equity at the end
    of the year                                   $1,874,981     $84,163     $ 8,644       $5,055       $ 80,596     $ 4,933,383
                                                 ===============================================================================

See accompanying Notes to Financial Statements.

                        Great Lakes Chemical Corporation
                            Supplemental Savings Plan

                 Statement of Income and Changes in Plan Equity

                                                            DECEMBER 31, 1999 FUND INFORMATION
                                        ---------------------------------------------------------------------------------
                                            GREAT LAKES
                                             CHEMICAL
                                           CORPORATION       VANGUARD        VANGUARD        VANGUARD        WELLESLEY
                                              COMMON         WINDSOR         EXPLORER     INTERNATIONAL       INCOME
                                              STOCK            FUND            FUND        GROWTH FUND         FUND
                                        ---------------------------------------------------------------------------------
Additions:
    Employee voluntary contributions       $   142,726     $   198,060     $    71,747     $    60,030     $   108,916
    Employer contributions                      97,441              --              --              --              --
    Investment income:
       Dividends and interest                    2,332          99,190          34,475           3,755          25,192
       Net realized gain (loss)                     (8)         (8,532)            (63)            163           1,120
       Net unrealized apprec. (deprec.)        (16,225)        (40,494)         52,645          10,906         (34,820)
                                        ---------------------------------------------------------------------------------
                                               226,266         248,224         158,804          74,854         100,408
Deductions:
    Withdrawals                                    211          29,627             538              --          52,160

Interfund transfers                               (543)        111,255          (6,207)        (10,198)        (33,489)
                                        ---------------------------------------------------------------------------------
Net increase in plan equity                    225,512         329,852         152,059          64,656          14,759
Plan equity at the beginning
    of the year                                144,081         469,832         177,646          16,852         214,549
                                        ---------------------------------------------------------------------------------
Plan equity at the end
    of the year                            $   369,593     $   799,684     $   329,705     $    81,508     $   229,308
                                        =================================================================================

                                                    DECEMBER 31, 1999 FUND INFORMATION
                                        -----------------------------------------------------------
                                                                           VANGUARD
                                              VMMR         VANGUARD       TOTAL BOND
                                             PRIME         INDEX 500        MARKET
                                              FUND           FUND            FUND           TOTAL
                                        -----------------------------------------------------------
Additions:
    Employee voluntary contributions     $    80,600    $   455,720     $    38,099     $ 1,155,898
    Employer contributions                        --             --              --          97,441
    Investment income:
       Dividends and interest                  8,673         27,275           3,264         204,156
       Net realized gain (loss)                   --         58,657          (1,046)         50,291
       Net unrealized apprec. (deprec.)           --        178,049          (2,493)        147,568
                                        -----------------------------------------------------------
                                              89,273        719,701          37,824       1,655,354
Deductions:
    Withdrawals                                9,272          2,575          25,316         119,699

Interfund transfers                           40,824       (131,135)         29,493              --
                                        -----------------------------------------------------------
Net increase in plan equity                  120,825        585,991          42,001       1,535,655
Plan equity at the beginning
    of the year                              133,028      1,072,123          19,826       2,247,937
                                        -----------------------------------------------------------
Plan equity at the end
    of the year                          $   253,853    $ 1,658,114     $    61,827     $ 3,783,592
                                        ===========================================================


See accompanying Notes to Financial Statements.

                        Great Lakes Chemical Corporation
                            Supplemental Savings Plan

                 Statement of Income and Changes in Plan Equity

                                                                     DECEMBER 31, 1998 FUND INFORMATION
                                            -------------------------------------------------------------------------------------
                                           GREAT LAKES
                                             CHEMICAL
                                            CORPORATION     VANGUARD        VANGUARD       VANGUARD      WELLESLEY         VMMR
                                             COMMON          WINDSOR        EXPLORER     INTERNATIONAL     INCOME          PRIME
                                             STOCK            FUND            FUND        GROWTH FUND       FUND           FUND
                                            -------------------------------------------------------------------------------------
Additions:
    Employee voluntary contributions        $   62,771     $  220,829     $   76,551     $   15,273     $   60,537     $   27,657
    Employer contributions                      19,695          4,633          1,393            717            651            228
    Investment income:                              --
        Dividends and interest                   1,169         40,394          1,447            300         18,434          4,070
        Net realized gain (loss)               (22,597)        (7,894)         3,766             --          1,089             --
        Net unrealized apprec. (deprec.)        20,741        (44,003)         3,182            782           (510)            --
                                            -------------------------------------------------------------------------------------
                                                81,779        213,959         86,339         17,072         80,201         31,955
Deductions:
    Withdrawals                                 12,851         25,590         78,361             --          6,803         26,753

Interfund transfers                            (66,399)      (182,134)       (49,074)          (220)         2,800         90,028
                                            -------------------------------------------------------------------------------------
Net increase (decrease) in plan equity           2,529          6,235        (41,096)        16,852         76,198         95,230
Plan equity at the beginning
    of the year                                141,552        463,597        218,742             --        138,351         37,798
                                            -------------------------------------------------------------------------------------
Plan equity at the end
    of the year                             $  144,081     $  469,832     $  177,646     $   16,852     $  214,549     $  133,028
                                            =====================================================================================

                                              DECEMBER 31, 1998 FUND INFORMATION
                                            ----------------------------------------
                                               VANGUARD       VANGUARD
                                                INDEX         TOTAL BOND
                                                 500           MARKET
                                                FUND           FUND            TOTAL
                                            ----------------------------------------
Additions:
    Employee voluntary contributions          $  230,317    $   11,462    $  705,397
    Employer contributions                         5,605            --        32,922
    Investment income:
        Dividends and interest                    13,819           621        80,254
        Net realized gain (loss)                  28,512            --         2,876
        Net unrealized apprec. (deprec.)         146,374            78       126,644
                                            ----------------------------------------
                                                 424,627        12,161       948,093
Deductions:
    Withdrawals                                   65,093            --       215,451

Interfund transfers                              199,999         5,000            --
                                            ----------------------------------------
Net increase (decrease) in plan equity           559,533        17,161       732,642
Plan equity at the beginning
    of the year                                  512,590         2,665     1,515,295
                                            ----------------------------------------
Plan equity at the end
    of the year                               $1,072,123    $   19,826    $2,247,937
                                            ========================================

See accompanying Notes to Financial Statements.

           Great Lakes Chemical Corporation Supplemental Savings Plan
                          Notes to Financial Statements

                                December 31, 2000

1.  DESCRIPTION OF THE PLAN

The following description of the Great Lakes Chemical Corporation Supplemental Savings Plan (the Plan) provides only general information. More detailed information concerning the Plan may be found by consulting the Summary Plan Description which is available from the plan administrator.

Great Lakes Chemical Corporation (the Company) adopted the Plan effective January 1, 1995. The purpose of the Plan is to provide each participant in the Plan with the benefits the participant would have received under the Great Lakes Savings Plan, as amended, ("Savings Plan") except for the limitations on compensation and benefits imposed by various sections of the Internal Revenue Code of 1986, as amended, ("Code") or any successor thereto. The Plan works in conjunction with the Savings Plan to provide the participants with the same benefits as a percentage of compensation that are available under the Savings Plan to those employees not affected by the Code limitations. Participants with compensation in excess of $85,000 ($90,000 prior to January 1, 2000) are eligible to contribute. Participation is voluntary.

Voluntary employee contributions to the Plan are made through periodic payroll deductions at the rate of 1% to 20% of the participants' eligible earnings. The Company contributes an amount equal to 50% of the participants' basic contribution, limited to the first 6% of the participants' eligible earnings.

INVESTMENT OPTIONS

Participants may direct their contributions to any of eleven investment options. The Company's matching contributions are automatically invested in the Great Lakes Chemical Stock Fund. At December 31, 2000 and 1999 there were 131 and 111 participants in the Plan, respectively.

Investment options that are available to participants are as follows:

- Great Lakes Chemical Corporation Common Stock Fund - Seeks to provide the potential for long-term growth through increases in the value of the stock and reinvestment of its dividends. There were 53 participants that invested in this fund at December 31, 2000.

           Great Lakes Chemical Corporation Supplemental Savings Plan

1.  DESCRIPTION OF THE PLAN (CONTINUED)

- Vanguard Windsor Fund - This is a mutual fund invested primarily in common stocks that provide the greatest potential for capital growth over long periods of time and/or that have a history of paying dividends. There were 57 participants that invested in this fund at December 31, 2000.

- Vanguard Explorer Fund - This is a mutual fund invested primarily in common stocks of small companies. There were 49 participants that invested in this fund at December 31, 2000.

- Vanguard International Growth Fund - This is a mutual fund invested in common stocks of non-U.S. companies that became available to participants in 1998. The Portfolio invests in the stocks of about 200 companies located in roughly 30 countries around the world. There were 40 participants that invested in the fund as of December 31, 2000.

- Wellesley Income Fund - This is a mutual fund invested primarily in (1) stocks that provide potential growth and dividend income and (2) bonds for current income potential and conservation of principal. There were 29 participants that invested in this fund at December 31, 2000.

- VMMR Prime Fund - This is a money market fund invested in short-term securities such as certificates of deposit, banker's acceptances, commercial paper and U.S. government securities. There were 24 participants that invested in this fund at December 31, 2000.

- Vanguard Index 500 Fund - This is a mutual fund invested in all stocks included in the Standard's and Poor's 500 Index in approximately the same proportion as they are presented in the Standards and Poor's 500 Index. There were 54 participants that invested in this fund as of December 31, 2000.

- Vanguard Total Bond Market Fund - This is a mutual fund which maintains exposure to the entire U.S. investment-grade bond market by paralleling the performance of the Lehman Aggregate Bond Index. This fund became available to participants in 1998. There were 19 participants that invested in this fund at December 31, 2000.

           Great Lakes Chemical Corporation Supplemental Savings Plan

1. DESCRIPTION OF THE PLAN  (CONTINUED)

- Vanguard Extended Market Index Fund - This is a mutual fund that seeks long-term growth of capital by attempting to match the performance of the Wilshire 4500 Completion Index. This fund became available to participants in 2000. There were 6 participants that invested in this fund at December 31, 2000.

- Vanguard Small-Cap Index Fund - This is a mutual fund that seeks long-term growth of capital by attempting to match the performance of the Russell 2000 Index. This fund became available to participants in 2000. There were 7 participants that invested in this fund at December 31, 2000.

- Vanguard U.S. Growth Fund - This is a mutual fund that seeks long-term growth of capital by investing in large, high-quality, seasoned U.S. companies with records of exceptional growth and above-average prospects for future growth. This fund became available to participants in 2000. There were 20 participants that invested in this fund at December 31, 2000.

VESTING

Participants vest in the Company's matching contributions as shown below:

                     Completed Years of                  Vested Interest in
                           Service                     Matching Contributions
                           -------                     ----------------------

                         Less than 2                                 0%
                              2                                     20
                              3                                     40
                              4                                     60
                              5                                     80
                          6 or more                                100

Once vested, the participant remains 100% vested in the Company's matching contribution until the participant's death, total and permanent disability, or attainment of normal retirement date while still an employee.

           Great Lakes Chemical Corporation Supplemental Savings Plan

1. DESCRIPTION OF THE PLAN  (CONTINUED)

Upon a participant's termination of employment with the Company, or one-year break in service, all non-vested portions of the Company's matching contributions are forfeited. All forfeitures will be applied to reduce the employer's future contributions or administrative expenses. Amounts forfeited during 2000 were $5,458.

Upon a participant's separation from service with the Company, and upon the participant's election, the vested portion of the participant's account shall be distributed in ten substantially equal annual installments, which shall equal
(i) the value of the participant's account as of the date of separation from service, plus (ii) the earnings that will accrue on the unpaid balance of the account during the payout period, less (iii) any distributions from the account. Participants may elect to receive their vested account balance in a single sum payment subject to certain restrictions.

A participant, upon written petition to the Committee, may withdraw some or all of that portion of his or her account that is attributable to the participant's contribution (the portion of the account attributable to contributions of the employer is not available for financial emergencies) if the Committee, in its sole discretion, determines that the requested withdrawal is on account of an unforeseeable financial emergency and that the amount to be withdrawn does not exceed the amount necessary to satisfy the financial emergency.

Although it has not expressed any intent to do so, the Company reserves the right at any time to terminate the Plan provided that the Company shall not cancel, reduce, or otherwise adversely affect the amount of benefits of any participant credited as of the date of termination without the consent of the participant.

More detailed information concerning the Plan may be found by consulting the Summary Plan Description which is available from the Plan Administrator.

           Great Lakes Chemical Corporation Supplemental Savings Plan

2. SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

Common stock and shares in registered investment companies are carried at aggregate current value with the difference between cost and current value reflected in the statements of income and changes in plan equity as unrealized appreciation or depreciation of investments. Market value of common stock is based upon the last sales price as reported by the New York Stock Exchange on the last business day of the year. Market values of shares in registered investment companies are based on the quoted net asset value (redemption value) of the respective company at year end.

Dividends are recorded as income on the dividend receipt date. Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Realized gains or losses on investment securities sold are determined using the average historical cost method.

USE OF ESTIMATES

Preparation of the financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates that affect the amount reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INVESTMENTS

The fair value of individual investments, including assets that represent 5% or more of the Plan's net assets, were as follows:

                                                                          DECEMBER 31
                                                                  2000                    1999
                                                             --------------------------------------
Great Lakes Chemical Corporation common stock *               $  473,564               $  349,509
Registered investment companies:
       Vanguard Windsor Fund                                     999,702                  785,041
       Vanguard Explorer Fund                                    504,789                  324,867
       Wellesley Income Fund                                     300,838                  222,550
       VMMR Prime Fund                                           307,329                  245,661
       Vanguard Total Bond Market Fund                            81,507                   58,646
       Vanguard International Growth Fund                        226,915                   76,735
       Vanguard Index 500 Fund                                 1,840,885                1,624,251
       Vanguard Extend Mkt Index Fund                              7,742                       --
       Vanguard Small-Cap Index Fund                               4,336                       --
       Vanguard U.S. Growth Fund                                  75,101                       --

        * Nonparticipant-directed

           Great Lakes Chemical Corporation Supplemental Savings Plan

3.  INVESTMENTS (CONTINUED)

The value of individual investments, at historical cost, are as follows:

                                                                         DECEMBER 31
                                                                 2000                     1999
                                                           -------------------------------------
Great Lakes Chemical Corporation common stock               $  461,454               $  378,825
Registered investment companies:
       Vanguard Windsor Fund                                 1,046,193                  865,866
       Vanguard Explorer Fund                                  528,828                  264,652
       Wellesley Income Fund                                   300,896                  249,340
       VMMR Prime Fund                                         307,329                  245,661
       Vanguard Total Bond Market Fund                          79,651                   61,050
       Vanguard International Growth Fund                      252,908                   65,047
       Vanguard Index 500 Fund                               1,634,332                1,182,137
       Vanguard Extend Mkt Index Fund                           10,054                       --
       Vanguard Small-Cap Index Fund                             5,064                       --
       Vanguard U.S. Growth Fund                               114,805                       --

The number of units of individual investments are as follows:

                                                                      DECEMBER 31
                                                              2000                    1999
                                                           ---------------------------------
Great Lakes Chemical Corporation common stock                 3,084                 2,216
Registered investment companies:
       Vanguard Windsor Fund                                 65,383                51,750
       Vanguard Explorer Fund                                 8,401                 4,734
       Wellesley Income Fund                                 14,790                11,806
       VMMR Prime Fund                                      307,329               246,661
       Vanguard Total Bond Market Fund                        8,183                 6,135
       Vanguard International Growth Fund                    12,025                 3,412
       Vanguard Index 500 Fund                               15,107                12,002
       Vanguard Extend Mkt Index Fund                           291                    --
       Vanguard Small-Cap Index Fund                            223                    --
       Vanguard U.S. Growth Fund                              2,716                    --

           Great Lakes Chemical Corporation Supplemental Savings Plan

3.  INVESTMENTS (CONTINUED)

Net realized gains/(losses) on sale and distribution of investments is summarized as follows:

                                                                                 YEAR ENDED DECEMBER 31
                                                               2000                       1999                       1998
                                                         ------------------------------------------------------------------
Common stock:
    Proceeds from disposition of stock                   $   115,968                $     1,778                $    82,716
    Cost of stock disposed                                   146,766                      1,786                    105,313
                                                         ------------------------------------------------------------------
    Net realized gain / (loss) on sale and
        distribution of common stock                     $   (30,798)               $        (8)               $   (22,597)
                                                         ==================================================================
Registered investment companies:
    Proceeds from distribution of units                  $ 1,184,459                $   489,954                $   569,979
    Cost of units disposed                                 1,151,694                    439,655                    544,506
                                                         ------------------------------------------------------------------
    Net realized gain / (loss) on sale and
        distribution of units                            $    32,765                $    50,299                $    25,473
                                                         ==================================================================

The cost of investments sold is based on average cost.

The net change in unrealized appreciation (depreciation) of investments in total and by investment classification is summarized as follows:

                                                                            YEAR ENDED DECEMBER 31
                                                           2000                     1999                    1998
                                                        -----------------------------------------------------------
Fair value in excess of cost:
    At beginning of the year                            $ 374,682                $ 227,114                $ 100,470
    At end of the year                                     81,194                  374,682                  227,114
                                                        -----------------------------------------------------------
    Change in net unrealized appreciation
        (depreciation) of investments                    (293,487)               $ 147,568                $ 126,644
                                                        ===========================================================
Common stock                                               41,426                $ (16,225)               $  20,741
Registered investment companies                          (334,913)                 163,793                  105,903
                                                        -----------------------------------------------------------
Change in net unrealized appreciation
    (depreciation) of investments                        (293,487)               $ 147,568                $ 126,644
                                                        ===========================================================

           Great Lakes Chemical Corporation Supplemental Savings Plan

4. RELATED PARTY TRANSACTIONS

During 2000, 1999 and 1998 the Plan received $3,749, $2,332 and $1,169, respectively, in common stock dividends from the Company. Fees paid for legal, accounting, taxes and other services rendered by parties-in-interest were paid by the Company.

5. FEDERAL INCOME TAX

The Plan is established as an unfunded deferred compensation plan under the Internal Revenue Code. Accordingly, a participant will not incur federal income tax liability for the following: when compensation is deferred pursuant to the Plan, when matched contributions are made to the Plan, when common stock is purchased for a participant's account, or when dividends are paid to a participant's account on such shares. Rather, a participant will incur federal income tax liability for such contributions and income only when distributions are made to a participant.

The Company is subject to federal income taxes arising from taxable income of the Plan. Accordingly, no provision for federal income taxes is included in the financial statements of the Plan.

The Plan does not qualify as defined by Section 401(a) of the Internal Revenue Code of 1986 and, is therefore, not exempt from taxation. Since the Plan is considered nonqualified, no determination letter is required to be obtained from the Internal Revenue Service.

           GREAT LAKES CHEMICAL CORPORATION SUPPLEMENTAL SAVINGS PLAN

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee of this employee benefit plan have duly caused this annual report to be signed on is behalf by the undersigned hereunto duly authorized.

Date: March 29, 2001  Great Lakes Chemical Corporation Supplemental Savings Plan
                      ----------------------------------------------------------
                      (Name of Plan)


                      /s/ Jonathan D. Sarn
                      Jonathan D. Sarn
                      Director, HR Services